# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHARLES & COLVARD LTD, CIK 0001015155
CUSIP: 159765106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, 170 SOUTHPORT DRIVE, MORRISVILLE, North Carolina (NC), 27560
Date of event which requires filing of this statement: 08/28/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0002015561-24-000002
Filed by CIK 0002015561
Persons authorized to receive notices and communications: Ben Franklin, 3661 Valverde Cir, JACKSONVILLE, Florida (FL), 32224, 9042945879

## Reporting persons
- Riverstyx Capital Management LLC (CIK 0002015561): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 271,340; sole dispositive power 0; shared dispositive power 271,340; aggregate amount beneficially owned 271,340 (8.7% of the class)
- The Riverstyx Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 271,340; sole dispositive power 0; shared dispositive power 271,340; aggregate amount beneficially owned 271,340 (8.7% of the class)
- Riverstyx Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 271,340; sole dispositive power 0; shared dispositive power 271,340; aggregate amount beneficially owned 271,340 (8.7% of the class)
- Ben Franklin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 271,340; sole dispositive power 0; shared dispositive power 271,340; aggregate amount beneficially owned 271,340 (8.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CHARLES & COLVARD LTD
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, 170 SOUTHPORT DRIVE, MORRISVILLE, North Carolina (NC), 27560
Comment: Amendment to rectify technical error

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions including through a trading plan cleared under Rule 10b5-1(c) or otherwise, on such terms as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer's Board of Directors (the "Board") and management team regarding potential steps to unlock the intrinsic value of the Issuer's business, including, but not limited to, optimizing performance, improving returns, enhancing corporate governance (including through potential changes to the composition of the Board) and/or exploring a sale of the Issuer.

On August 27, 2024 the Reporting Persons submitted notice to the Company that it intends to nominate three candidates for election to the Board of Directors at the next annual meeting of shareholders.

Other than as set forth herein, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Signatures
- Riverstyx Capital Management LLC: Ben Franklin, Manager of its GP (08/29/2024)
- The Riverstyx Fund, LP: Ben Franklin, Manager (08/29/2024)
- Riverstyx Fund GP, LLC: Ben Franklin, Manager (08/29/2024)
- Ben Franklin: Ben Franklin, Ben Franklin (08/29/2024)